United States securities and exchange commission logo





                              August 1, 2023

       Steven Orbuch
       Chairman and Chief Executive Officer
       Sculptor Diversified Real Estate Income Trust, Inc.
       9 West 57th Street, 40th Floor
       New York, NY 10019

                                                        Re: Sculptor
Diversified Real Estate Income Trust, Inc.
                                                            Registration
Statement on Form 10
                                                            Filed July 5, 2023
                                                            File No. 000-56566

       Dear Steven Orbuch:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10

       Our Property Investments and CapGrow, page 5

   1. Please clarify what you mean by the statement that "this promote crystallizes every five years."
   2. Please revise the table on page 9 to clearly reflect the controlling interest in CapGrow and reconcile the ownership
percentages in the table with the disclosure on page 5, which states that you own an
indirect controlling interest in CapGrow of 69.22%. Please also revise the organization
chart to disclose the ownership and voting percentages held in the company.
 Steven Orbuch
FirstName  LastNameSteven    Orbuch
Sculptor Diversified Real Estate Income Trust, Inc.
Comapany
August     NameSculptor Diversified Real Estate Income Trust, Inc.
       1, 2023
August
Page 2 1, 2023 Page 2
FirstName LastName
Fees Paid to the Advisor and Its Affiliates, page 10

3. To the extent any fees have been paid to the advisor, please include a table of the fees paid or, if not, fees accrued through the most recent financial statements. This would include quantifying the organization and offering reimbursement expenses accrued to date. Please describe any termination fees that may be payable to your adviser, dealer manager or any of their affiliates. Additionally, please provide a hypothetical demonstrating how the performance allocation will be determined.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
19

4. We note your disclosure that rental revenues were driven primarily by the net growth in the size of your real estate portfolio which generated additional rental revenues. Please tell us what consideration you gave to providing period to period changes in same rental performance, including relative impact of rent rate changes.
5. Please revise your disclosure here, or elsewhere as applicable, to describe how you monitor the credit quality of your tenants.
6. Please expand the discussion of interest rates to clarify whether the increased interest rates have had a material impact upon the financial statements and discuss the risks of increased interest rates going forward.
7. Given your business of investing in commercial real estate, please provide disclosure of the potential risks and uncertainties in the market.
8. We note that 50% of your rental income is attributable to one lessee. Please provide clear disclosure in the MD&A and business sections regarding the risks related to reliance upon one significant customer and clearly disclose, if true, that over 73% of your rental income is attributable to your 4 largest customers. Lastly, please clearly disclose the nature of the lease agreement with Sevita and file as an exhibit, if the company is substantially dependent upon the agreement.
Item 5. Directors and Executive Officers, page 36

9. We note that Mr. Pettinelli is the founder and CEO of CapGrow and manages the day to day business and affairs of CapGrow. Under Rule 405 of Regulation C, an executive officer of a subsidiary may be an executive officer of a registrant if he or she
         performs policy making functions. Please revise to clarify whether Mr. Pettinelli would be considered an executive officer. If so, please revise your registration statement accordingly, including the disclosures required by Items 401, 402, and 404 of Regulation
         S-K. If not, please supplementally provide us with your analysis. Steven Orbuch
FirstName  LastNameSteven    Orbuch
Sculptor Diversified Real Estate Income Trust, Inc.
Comapany
August     NameSculptor Diversified Real Estate Income Trust, Inc.
       1, 2023
August
Page 3 1, 2023 Page 3
FirstName LastName
Receipt of Fees by Our Advisor and Its Affilliates, page 48

10. Please revise to quantify all fees paid or accrued to your Advisor, or advise. See Item 404 of Regulation S-K.


Market Price of and Dividends on the Registrant's Common Equity, page 53

11. We note your disclosure that as of July 5, 2023, there were 15,020,145 shares of your
         Class F common stock outstanding, held by a total of 2 holders, and 1,918,106 shares of your Class FF common stock outstanding, held by a total of 26 holders.
It
         appears 15,000,000 of those shares are held by OPERF. Please reconcile this with Section
         6.1 of your Articles which provides that No Person shall Beneficially Own or
         Constructively Own Shares to the extent that such Beneficial Ownership or Constructive
         Ownership of Shares would result in the Corporation being    closely
held    within the
         meaning of Section 856(h) of the Code or provide clear disclosure as to why the OPERF ownership does not result in the company being closely held within the meaning of
         Section 856(h).
Index to Financial Statements
Consolidated Statements of Cash Flows (Unaudited), page F-5

12. We note on page F-6 that the Successor column for the period from January 4, 2023 through March 31, 2023 reconciles to a cash and cash equivalents and restricted cash balance of negative $124,885 as of March 31, 2023, instead of positive $17,911. Please clarify and revise accordingly.
3. Investments in Real Estate, Net
Business Combination, page F-13

13. Please revise your disclosure to include a qualitative description of the factors that comprise the amount of goodwill recorded. We refer you to ASC 805-30-50-1a.
12. Rental Income, page F-23

14. We note that your leases are structured as triple-net leases where tenants are responsible for the payment of all taxes, maintenance, repairs, insurance, environmental and other operating expenses relating to the residential and commercial real estate. From your disclosures, it appears that Sevita represents a major tenant that as of March 31, 2023 and
         December 31, 2022, occupies approximately 49% and 50%, respectively, of your units, with various expiration dates through March 2032. It appears your triple-net lease with
         Sevita represents a significant asset concentration. Please tell us your consideration to include full audited financial statements of Sevita within your filing to allow potential investors to evaluate risk to you related to this significant asset concentration.
 Steven Orbuch
Sculptor Diversified Real Estate Income Trust, Inc.
August 1, 2023
Page 4
General

15. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.
      We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation
      Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4,
      2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).
      To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the
      Division   s Office of Mergers and Acquisitions at 202-551-3440.
16. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird
      LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameSteven Orbuch
                                                      Division of Corporation
Finance
Comapany NameSculptor Diversified Real Estate Income Trust, Inc.
                                                      Office of Real Estate &
Construction
August 1, 2023 Page 4
cc:       Robert H. Bergdolt, Esq.
FirstName LastName